June 29, 2007

Mr. Michael Moran
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

RE:              Dominion Resources, Inc.
Form 10-K, for the year ended December 31, 2006
Filed February 28, 2007
File No. 001-08489

Dear Mr. Moran:

Dominion Resources, Inc. (the Company) received the Staff's letter dated June 12, 2007, which provided comments on the above-referenced document.  References to "Dominion" in the letter refer to Dominion Resources, Inc. and its consolidated subsidiaries. This response letter has been filed on EDGAR, and a copy has been sent by facsimile.

As requested by the Staff, the Company hereby acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosures in its filings with the SEC;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the filings; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For your convenience, the Staff's comments are set forth below and are followed by the Company's responses.

Potential Sale of Material Portion of E&P Assets, page 2

1.
You disclose that in November 2006, you announced your decision to pursue the sale of all of your oil and natural gas E&P operations and assets, with the exception of those located in the Appalachian Basin. Please explain in detail why you did not classify such assets as held for sale and the results as discontinued operations under SFAS no. 144.

Response

Dominion announced in November 2006 its decision to pursue the sale of all of its oil and natural gas exploration and production (E&P) operations and assets in both Canada and the United States (U.S.), with the exception of those located in the Appalachian Basin. Per Paragraph 30(a) of SFAS No. 144, one of the criteria which must be met in order to classify assets/liabilities as held for sale is, "Management, having the authority to approve the action, commits to a plan to sell the asset (disposal group)." In accordance with Dominion’s policy, any divestiture exceeding $50 million requires approval of the Board of Directors. At December 31, 2006 and through early 2007, the E&P process was in its preliminary stages (i.e. determining market interest and soliciting bids) and there was uncertainty as to the final outcome.  Throughout this process, the Company was continually re-assessing its alternatives in relation to any potential transactions, including the structure of any disposition, timing of transactions, and whether or not to continue with the decision to pursue the sale of these assets.  As bids for potential transactions were received, they were presented to the Board of Directors for approval.  To date, Dominion has announced transactions with four different counterparties.  Board approval for these transactions was received on three separate dates:  April 27, 2007, May 29, 2007, and May 31, 2007.  All of these dates were well after Dominion’s 2006 Annual Report on Form 10-K was filed.

Additionally, Dominion follows the full cost method of accounting prescribed by Regulation S-X Rule 4-10 (Rule 4-10).  Paragraph 3, Footnote 2 of SFAS No. 144 states that “Accounting requirements for oil and gas properties that are accounted for using the full-cost method of accounting are prescribed by the Securities and Exchange Commission (Regulation S-X, Rule 4-10).”  Under Rule 4-10, cost centers must be established on a country-by-country basis (U.S. and Canada).  Consistent with Rule 4-10 and industry practice both the held for sale and discontinued operations provisions of SFAS No. 144 are applied, but only to an entire cost pool. This perspective was supported by discussions at the May 9-10, 2006 Accounting Standards Executive Committee meeting, which held that “when applying SFAS No. 144, an entity following the full cost method would determine that a component under SFAS No. 144 would be an individual cost pool. Therefore, an entity would not meet the criteria for reporting a discontinued operation unless the entire pool were disposed of.”  Dominion is not disposing of its entire U.S. cost pool as it plans to retain its U.S. E&P assets located in the Appalachian Basin (which represent approximately 16% of total proved reserves of the U.S. cost pool at December 31, 2006).

As a result of these factors, Dominion concluded that the Company had not met the necessary criteria in order to classify its E&P assets or operations as held for sale or discontinued operations, respectively, in its 2006 Annual Report on Form 10-K.

Asset Retirement Obligations, page 24

2.	Please summarize for us how you determined that it was appropriate to lower the cost escalation factor used to determine the reduction in the ARO liability.

Response

Paragraph 13 of SFAS No.143, Accounting for Asset Retirement Obligations, states “in periods subsequent to initial measurement, an entity shall recognize period-to-period changes in the liability for an asset retirement obligation (ARO) resulting from (a) the passage of time and (b) revisions to either the timing or the amount of the original estimate of undiscounted cash flow.”  SFAS No. 143 does not provide guidance regarding the frequency with which an ARO should be reassessed to determine if there have been changes in the estimated timing or cash flows.  In the absence of specific guidance, an entity should evaluate whether any indicators exist that would suggest a change in the estimate of the ARO is necessary.

Consistent with the Company’s policy to periodically update its cost studies for changes in the economic environment and technological advancements, Dominion received updated nuclear decommissioning cost studies in 2006 for all of its nuclear plants. These cost studies reflected increases in the base year costs, indicating that a change in the estimate of the ARO was necessary.  In conjunction with the change in estimate related to the increase in base year costs, Dominion also reassessed and updated the cost escalation rates that are applied to the base year costs.

As a result of this reassessment, it was determined that the cost escalation rate should be reduced by 0.72%. The cost escalation rate is derived from a weighted average comprised of three different components- a forecasted labor rate, a forecasted material rate and a forecasted burial rate.

The reduction of 0.72% in the cost escalation rate is supported by:
•
a decrease in the 30 year averages of future forecasted labor and material rates published by Economy.com as compared to the forecasted rates published by Economy.com that were used in the asset retirement obligation calculation in 2003; and

•	a favorable change in the index used to forecast Dominion’s future burial costs based on new contractual terms.

Accordingly, Dominion concluded that it was appropriate to lower the cost escalation factors during the third quarter of 2006.

Note 4 – Recently Issued Accounting Standards, page 61

3.
Historically, EITF Issue no. 02-3 (“EITF 02-3”) had prohibited the initial recognition of derivatives at other than the transaction price unless the fair value was based on quoted market prices in an active market or other observable inputs. As a consequence, EITF 02-3 indicated that an entity should not recognize an unrealized gain or loss at inception of a derivative instrument unless the fair value of that instrument is generally obtained from an active market. As you are aware, SFAS no. 157 amends EITF 02-3 to remove that prohibition, thereby permitting “day one gains or losses” to be recognized on instruments measured using other inputs. Given the pervasive impact to the utility industry and the potential materiality of the effect of retrospective application as prescribed by Statement no. 157, please provide to us your preliminary assessment with respect to such day one gains and losses. In this regard, specific examples of contracts that you are evaluating would be beneficial to our understanding.

Response

Dominion is currently evaluating the impact of initially applying SFAS No. 157, Fair Value Measurements,  beginning January 1, 2008 (for the first applicable reporting period ending March 31, 2008), including the effects of removing the prohibition on day one gains and losses. As part of the SFAS No. 157 implementation process, Dominion currently is evaluating and will continue to evaluate throughout the next few months its natural gas contracts, power contracts, and other commodity contracts that require a fair value measurement. At this time, Dominion does not have a preliminary assessment of the retroactive adjustment, if any, to recognize the effect of removing the day one gain or loss prohibition.

Note 14 – Regulatory Assets and Liabilities, page 68

4.
We note that you recorded a regulatory asset of $135 million which represents unrecognized pension and other postretirement benefit costs expected (“OPEB”) to be recovered through future rates by certain of your rate-regulated subsidiaries, which were required to be reflected in your Consolidated Balance Sheet upon the adoption of SFAS no. 158. Please explain to us how you have historically recovered pension and OPEB costs for each of your rate-regulated subsidiaries (e.g. pay-as-you-go basis, or in accordance with the calculated SFAS no. 87 and SFAS no. 106 expense). In this regard, please explain for us how you concluded the probable of recovery threshold has been met pursuant to SFAS no. 71. We may have further comment.

Response

In connection with the implementation of SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, Dominion evaluated its rate-regulated subsidiaries to determine those that have historically recovered and were currently recovering their pension and other postretirement benefits (OPEB) costs through regulated rates.  The subsidiaries for which Dominion recorded regulatory assets have historically recovered and were currently recovering costs commensurate with expenses recognized under either SFAS No. 87, Employers’ Accounting for Pensions, or SFAS No. 106, Employer’s Accounting for Postretirement Benefits Other Than Pensions. At the time Dominion adopted SFAS No. 158,  no negative evidence existed that such regulatory treatment would change. Therefore, Dominion concluded that the probable of recovery threshold had been met pursuant to SFAS No. 71, Accounting for the Effects of Certain Types of Regulation.

If you have any questions or require further information, please call Ash Sawhney at (804) 771-3962 or fax him at (804) 771-6519 or call me at (804) 819-2410 or fax me at (804) 819-2233.

Sincerely,

/s/Steven A. Rogers

Steven A. Rogers
Senior Vice President and Chief Accounting Officer (Principal Accounting Officer)